SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016
G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on November 22, 2016

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: October 22, 2016

          FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2016 FINANCIAL RESULTS

The Company Separately Announced Today the Declaration of a Dividend for the First Time since 2006

YAVNE, Israel – November 22, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter Fiscal 2016 Highlights (income statement highlights compared to same period last year):

•	Sales decreased 7.6% from third quarter of 2015 to NIS 70.6 million (US$ 18.8 million)
•	Gross margin increased to 26.9% of sales from 26.1% for the same period in 2015, and gross profit decreased by 4.7% from third quarter of 2015 to NIS 19.0 million (US$ 5.1 million), or 26.9% of sales
•	Operating income decreased 26% from third quarter of 2015 to NIS 4.8 million (US$ 1.3 million), or 6.9% of sales
•	Net cash from operating activities of NIS 2.8 million (US$ 0.7 million)
•	Cash and securities balance (net of short-term bank debt) of NIS 252.5 million (US$ 67.2 million) as of September 30, 2016
•	Earning per share of NIS 0.34 (US$ 0.09)

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost Ltd. (“Goldfrost”), a designer, developer and distributor of branded and innovative kosher dairy food products.

Separately, the Company announced today that its Board of Directors declared a regular annual cash dividend of $0.3776 per share payable on December 21, 2016 to shareholders of record at the close of business on December 8, 2016.

Third Quarter Fiscal 2016 Summary

Sales for the third quarter of 2016 decreased by 7.6% to NIS 70.6 million (US$ 18.8 million) from NIS 76.4 million (US$ 20.3 million) recorded in the third quarter of 2015. Sales decreased in the third quarter of 2016 due to: (i) loss of revenue on account of discontinued sales of private label products with one of our main customers, which had a one-time effect in the third quarter of 2015; (ii) the impact of shortage of inventories in third quarter 2016 due to, the Israeli Ministry of Health strike in July-August 2016 which significantly delayed the release from customs of our products, and (iii) overal market decline in food product consumption by the Israeli consumer.

Gross profit for the third quarter of 2016 decreased by 4.7% to NIS 19.0 million (US$ 5.1 million) compared to NIS 19.9 million (US$ 5.3 million) recorded in the third quarter of 2015. Third quarter gross margin was 26.9% compared to gross margin of 26.1% for the same period in 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products which generate a higher gross margin in addition to successful negotiations with its suppliers for improved commercial terms.

Willi-Food’s operating income for the third quarter of 2016 decreased by 26% to NIS 4.8 million (US$ 1.3 million) compared to NIS 6.5 million (US$ 1.7 million) recorded in the third quarter of 2015. The Company experienced a decrease in operating income despite a 32.4% decrease in general and administrative expenses compared to the same period in 2015, primarily due to an increase in selling expenses of 33%  due to promotional expenses that included a NIS 2.5 million (US$ 0.7 million) expense related to a nationwide campaign launched in the second and third quarter of 2016 aimed at broadening awareness of Willi-Food's brands and products. Administrative expenses decreased by 32.4% from the third quarter of 2015 to NIS 3.7 million (US$ 1 million) compared to NIS 5.4 million (US$ 1.4 million) mainly due to (i) a significant decrease in the cost of the management salaries of Mr. Zwi Williger, the Company's former Co-Chairman of the Board of Directors and President, and Mr. Joseph Williger, a former director and President of the Company, which totaled NIS 1.2 million (US$ 0.3 million).

Willi-Food’s income before taxes for the third quarter of 2016 was NIS 5.5 million (US$ 1.5 million) compared to income before taxes of NIS 10.2 million (US$ 2.7 million) recorded in the third quarter of 2015.

Willi-Food's profit in the third quarter of 2016 was NIS 4.4 million (US$ 1.2 million), or NIS 0.34 (US$ 0.09) per share, compared to NIS 7.3 million (US$ 1.9 million), or NIS 0.55 (US$ 0.15) profit per share, recorded in the third quarter of 2015.

Willi-Food ended the third quarter of 2016 with NIS 252.5 million (US$ 67.2 million) in cash and securities net of short-term bank debt. Net cash from continuing operating activities for the third quarter of 2016 was NIS 2.8 million (US$ 0.7 million). Willi-Food's shareholders' equity at the end of September 2016 was NIS 416.7 million (US$ 110.9 million).

9 Month Fiscal 2016 Highlights (compared to same period last year)

•	Sales decreased 1.7% to NIS 229.8 million (US$ 61.2 million)
•	Gross margin increased to 26.7% of sales from 22.5% for the same period in 2015, and the Gross profit increased by 16.8% from third quarter of 2015 to to NIS 61.3 million (US$ 16.3 million)
•	Operating income increased 74.4% to NIS 20.7 million (US$ 5.5 million), or 9% of sales
•	Profit increased 74.5% to NIS 17 million (US$ 4.5 million), or 7.4% of sales
•	Earning per share of NIS 1.28 (US$ 0.34)

Nine-Month Results

Willi-Food’s sales for the nine-month period ending September 30, 2016 decreased by 1.7% to NIS 229.8 million (US$ 61.2 million) compared to sales of NIS 233.8 million (US$ 62.2 million) in the nine-month period of 2015. Gross profit for the period increased by 16.8% to NIS 61.3 million (US$ 16.3 million) compared to gross profit of NIS 52.5 million (US$ 14 million) in the comparable nine-month period in 2015. Nine-month period 2016 gross margin was 26.7% compared to gross margin of 22.5% in the same period of 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products which generated a higher gross margin in addition to successful negotiations with its suppliers for improved commercial terms.

Operating income for the nine-month period of 2016 increased by 74.7% to NIS 20.7 million (US$ 5.5 million) from NIS 11.8 million (US$ 3.1 million) reported in the comparable period of last year primarily due to the decrease in general and administrative expenses and other expenses.  Income before taxes for the nine-month period of 2016 increased by 59.3% to NIS 22.2 million (US$ 5.9 million) compared to NIS 13.9 million (US$ 3.7 million) recorded in the comparable nine-month period in 2015. Profit or the nine-month period of 2016 increased by 74.5% to NIS 17 million (US$ 4.5 million), or NIS 1.28 (US$ 0.34) per share, from NIS 9.7 million (US$ 2.6 million), or NIS 0.74 (US$ 0.19) per share, recorded in the nine-month period of 2015.

Note regarding the stipulation dismissing the securities class action lawsuit

As reported in the Company's annual report on Form 20-F filed with the SEC on April 28, 2016, on February 29, 2016, the Company was served with a lawsuit and a motion to certify it is a class action (securities class action) which was filed in the U.S. in the Federal District Court for the Southern District of New York by a shareholder who claimed to own shares of the Company (the “Plaintiff”), against the Company, Mr. Gurtovoy, the Company's (ultimate direct) controlling shareholder, and some of the past and present officers  (hereinafter, jointly: the “Defendants”). The lawsuit was a demand for compensation for alleged damages incurred by the Plaintiff due to an alleged violation of Federal securities laws and other laws by the Defendants during the period from April 30, 2014 and until February 18, 2016.

On September 23, the lead Plaintiff signed a request to file a stipulation dismissing the lawsuit without any cost for the Company. The request was approved by the court.

Note regarding the share purchase program announced by Willi-Food Investments

The Company previously announced that its controlling shareholder, Willi-Food Investments Ltd. (the “Parent Company”), had reported that its board of directors had authorized the purchase of up to US$ 5 million of the Company's Ordinary Shares, and that the price per Ordinary Share of the Company to be acquired by the Parent Company would not exceed the Company's shareholders' equity per Ordinary Share. The Parent Company informed the Company that the timing and amount of the share purchases will be determined by management of the Parent Company based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The share purchase program may be increased, suspended or discontinued at any time. As reported in the Company's annual report on Form 20-F filed with the SEC on April 28, 2016, on December 15, 2015, the board of directors of the Parent Company had approved additional funds in the amount of NIS 9.5 million (US$ 2.4 million) for the purchase of additional Ordinary Shares of the Company.

Note regarding term of exclusive distribution arrangement with Arla foods

As previously announced by the Company on September 10, 2016 and September 13, 2016, Goldfrost announced the extension of its Exclusive Distribution Agreement with the Danish producer of dairy products, Arla Foods amba (“Arla”), for a term of fifteen months commencing from the expiration in September 2016 of the current distribution agreement between the parties.

Under the original agreement, Arla had the right to terminate the agreement on 18 months' notice if Gold Frost failed to satisfy the minimum purchase requirements, or on 30 days' notice under certain circumstances, including but not limited to in the case of the death or permanent incapacity of Zwi Williger, the previous Chairman of the board of the Company or his ceasing to be involved in Gold Frost's business. Zwi Williger ceased to hold any positions with the Company as of January 21, 2016.

After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract.

Under the the extension, Arla granted Goldfrost an exclusive non-transferable right to import, export, market and distribute in Israel cheese and butter products manufactured by Arla. Goldfrost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. In addition, Arla has the right to terminate the Agreement under certain circumstances, including in the case of the death or permanent incapacity of Mr. Iram Graiver or his ceasing to be involved in Goldfrost's business.

Note regarding Israeli Securities Authority Investigation

As previously announced, on February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the “Group”), by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices. A number of executives in the Group were investigated by the ISA, and Mr. Gregory Gurtovoy, member of the Company's board of directors and the indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which, he was placed under house arrest for a period of two weeks (which has since ended), on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the ISA relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016  in the form of bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds with a nominal value of US$ 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on September 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty.

On May 18, 2016, following a request by BHWFI to the issuer, the issuer confirmed (including by way of the provision of extracts from the local state Land Registry and Registrar of Companies) that the issuer fully owns a special purpose vehicle which holds full title to the primary asset of the bonds, and that the investment funds were received by the issuer and registered in favor of BHWFI (the “Response”).

In this regard it should be noted that in response to a query from BHWFI, the issuer clarified that it has no information in its possession relating to a pledge or undertaking given in connection with the bonds, and information concerning a pledge or undertaking with regards to the bonds is not the type of information that the issuer would typically possess. To the Company’s best knowledge and based on documents in its possession and inquiries it made, including requests to all officers and authorized signatories of BHWFI, no pledge and/or undertaking was given in connection with the bonds, and in any case there is no validity to any obligation, if any, without the requisite corporate authority. Additionally on May 25, 2016, BHWFI received confirmation from Bank Leumi Le-Israel Ltd., the holder of BHWFI’s bank account (the “Account”), that there are no pledges on the account holding the bonds.

In addition, in the Response, the issuer alleged that BHWFI supposedly undertook to invest in the bonds in three installments for a total amount US$5 million and that a balance of US$ 2.75 million for the bonds had not yet been paid (the “Demand” or “Alleged Undertaking”). The issuer provided certain documentation, allegedly proving the Alleged Undertaking, but BHWFI has claims regarding the reliability of such documentation. BHWFI has requested several times, through a local law firm (in the Czech Republic), to receive adequate legal documentation for the Alleged Undertaking but no adequate legal documentation  or other reference for the Alleged Undertaking has been provided

To the Company’s best knowledge, based on documents in its possession and inquiries it made, subject to certain restrictions imposed by the ISA, including requests to all of the officers and authorized signatories of BHWFI, the Company did not grant issuer any undertaking to purchase additional bonds beyond the undertaken amount in accordance with the Subscription Forms, namely 300 bonds with a nominal value of US$ 10,000 each, and in any event, the Company believes, based on the opinion of its legal counsel in Israel, that there is no validity to any obligation, if any, made without the requisite corporate authority.

On June 30, 2016, the issuer paid the first interest on account of the bond actually purchased by BHFWI in accordance with the terms thereof.

As of the date of the balance sheet date, the investments in the bonds are presented at nominal cost in US dollars, net.

Business Outlook

Mr. Iram Graiver, President of the Company, commented, “We are very pleased with our Board of Directors approval of the dividend distribution for the first time since Willi-Food became a publicly traded company. In addition, we are very pleased to report another strong quarter headed by our new manegment team.  We continue  to work to reduce expenses while continuing to gain traction with new customers and grow product sales to existing customers as a direct result of our new strategy to organically grow our customer base and product line, and improve our commercial relations with our suppliers. Moving forward, we intend to continue to leverage market demand in order to maximize our revenues and expand margins. We intend to reinvest in the development of the Company in order to maximize profitability and increase long-term value for our shareholders.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2016, U.S. $1.00 equals NIS 3.758. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month period ended March 31, 2016 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 28, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September30,		December 31,	September30,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	237,613	101,067	79,421	63,228	26,894	21,134
Financial assets carried at fair value through profit or loss	14,948	129,091	145,007	3,978	34,351	38,586
Short term deposit	-	20,274	20,288	-	5,395	5,399
Trade receivables	83,379	81,668	81,392	22,187	21,732	21,658
Other receivables and prepaid expenses	5,263	2,925	8,451	1,400	778	2,249
Inventories	44,982	42,113	34,517	11,970	11,206	9,185
Current tax assets	3,351	2,047	1,833	892	545	488
Total current assets	389,536	379,185	370,909	103,655	100,901	98,699

Non-current assets
Property, plant and equipment	77,116	75,738	76,040	20,520	20,154	20,234
Less -Accumulated depreciation	34,024	31,137	31,874	9,054	8,286	8,481
	43,092	44,601	44,166	11,466	11,868	11,753
Non current financial assets	7,900	-	-	2,102	-	-
Other receivables and prepaid expenses	-	145	138	-	39	37
Goodwill	36	36	36	10	10	10
Deferred taxes	2,313	952	3,614	617	253	962
Total non-current assets	53,341	45,734	47,954	14,195	12,170	12,762

	442,877	424,919	418,863	117,850	113,071	111,461

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	-	1	16	-	-	4
Trade payables	21,788	18,358	12,863	5,798	4,885	3,423
Employees Benefits	2,335	2,021	1,940	621	538	516
Other payables and accrued expenses	1,542	3,948	3,653	410	1,051	972
Total current liabilities	25,665	24,328	18,472	6,829	6,474	4,915

Non-current liabilities
retirement benefit obligation	544	594	679	145	159	181
Total non-current liabilities	544	594	679	145	159	181

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at September 30, 2016; and December 31, 2015)	1,424	1,420	1424	379	378	379
Additional paid in capital	128,354	125,630	128,355	34,155	33,429	34,156
Capital fund	247	247	247	66	66	66
Remeasurement of the net liability in respect of defined benefit	(197)	(57)	(197)	(52)	(15)	(52)
Retained earnings	286,840	272,757	269,883	76,328	72,580	71,816
Equity attributable to owners of the Company	416,668	399,997	399,712	110,876	106,438	106,365

	442,877	424,919	418,863	117,850	113,071	111,461

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended Seprember 30,		ended September 30,		ended September 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	229,849	233,783	70,621	76,433	61,163	62,209
Cost of sales	168,524	181,280	51,616	56,488	44,844	48,238

Gross profit	61,325	52,503	19,005	19,945	16,319	13,971

Operating costs and expenses:

Selling expenses	29,148	27,189	10,606	7,962	7,756	7,235
General and administrative expenses	11,605	15,659	3,684	5,448	3,088	4,167
Other income	(112)	(2,182)	(123)	(3)	(30)	(581)

Total operating expenses	40,641	40,666	14,167	13,407	10,814	10,821

Operating income	20,684	11,837	4,838	6,538	5,505	3,150

Financial income	3,583	2,965	2,567	1,737	954	789
Financial (income) expense	2,112	896	1,943	(1,968)	563	238

Total financial income	1,471	2,069	624	3,705	391	551

Income before taxes on income	22,155	13,906	5,462	10,243	5,896	3,701
Taxes on income	5,198	4,188	998	2,992	1,383	1,114

Profit for the period	16,957	9,718	4,464	7,251	4,513	2,587

Earnings per share:
Basic earnings per share	1.28	0.74	0.34	0.55	0.34	0.20

Diluted earnings per share	1.28	0.74	0.34	0.55	0.34	0.20

Shares used in computation of basic EPS	13,240,913	13,107,579	13,240,913	13,107,579	13,240,913	13,107,579

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended Seprember 30,		ended September 30,		ended September 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	16,957	9,718	4,464	7,251	4,512	2,586
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(457)	13,249	(1,705)	12,793	(121)	3,525

Net cash from continuing operating activities	16,500	22,967	2,759	20,044	4,391	6,111

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,828)	(2,696)	(147)	(464)	(486)	(717)
Proceeds from sale of property plant and Equipment	190	456	122	(104)	51	121
Proceeds from Short term deposit	20,288	-	-	-	5,399	-
Acquisition of non current financial assets	(8,504)	-	-	-	(2,263)	-
Proceeds from (used in) purchase of marketable securities, net	131,562	(6,019)	70,070	(4,584)	35,007	(1,602)

Net cash from (used in) continuing investing activities	141,708	(8,259)	70,045	(5,152)	37,708	(2,198)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	(16)	1	-	-	(4)	-
Exercise of options into shares	-	3,456	-	(22)	-	920

Net cash from (used in) continuing financing activities	(16)	3,457	-	(22)	(4)	920

Increase in cash and cash equivalents	158,192	18,165	72,804	14,870	42,095	4,833

Cash and cash equivalents at the beginning of the financial year	79,421	82,902	164,809	86,178	21,134	22,060

Cash and cash equivalents of the end of the financial year	237,613	101,067	237,613	101,048	63,229	26,893

(*) Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A. Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended Seprember 30,		ended September 30,		ended September 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Decrease (Increase) in deferred income taxes	1,301	(447)	1,022	773	346	(119)
Unrealized loss (gain) on marketable securities	(1,502)	(339)	(2,413)	(91)	(398)	(90)
Unrealized loss from non corrent financial assets	604	-	399	-	161	-
Unrealized gain from short term deposit	-	(829)	-	(1,039)	-	(221)
Depreciation and amortization	2,822	2,882	968	902	751	767
Capital gain on disposal of property plant and equipment	(111)	(220)	(122)	-	(30)	(59)
Stock based compensation reserve	-	757	-	252	-	201

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	(179)	5,110	5,635	5,991	(48)	1,360
Decrease (Increase) in inventories	(10,465)	6,473	(11,922)	4,819	(2,785)	1,723
Increase (decrease) in trade and other payables, and other current liabilities	7,073	(138)	4,728	1,186	1,882	(37)

	(457)	13,249	(1,705)	12,793	(121)	3,525

(*) Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
(+972) 8-932-1000
pavel@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.